                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)*

                        PHOENIX INTERNATIONAL LTD., INC.
                        --------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of class of securities)

                                   719078-10-7
                                  ------------
                                 (CUSIP Number)

                              MS. PATRICIA B. TODD
                           2550 TYVOLA ROAD, SUITE 460
                         CHARLOTTE, NORTH CAROLINA 28217
                            TELEPHONE: (704) 357-3133
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    Copy to:
                              ALAN J. PRINCE, ESQ.
                             MARK E. THOMPSON, ESQ.
                                 KING & SPALDING
                              191 PEACHTREE STREET
                           ATLANTA, GEORGIA 30303-1763
                            TELEPHONE: (404) 572-4600

                                February 23, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP NO. 719078-10-7



1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LONDON BRIDGE SOFTWARE HOLDINGS PLC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  ENGLAND AND WALES



  NUMBER OF    7.  SOLE VOTING POWER       0.          SEE ITEMS 4, 5 AND 6.
   SHARES
BENEFICIALLY   8.  SHARED VOTING POWER     3,107,078.  SEE ITEMS 4, 5 AND 6.
  OWNED BY
    EACH       9.  SOLE DISPOSITIVE POWER  861,623.    SEE ITEMS 4, 5 AND 6.
 REPORTING
  PERSON
   WITH        10. SHARED DISPOSITIVE POWER                    0
0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               3,107,078

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  33.4%

14.      TYPE OF REPORTING PERSON*
                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 11 pages
                            Exhibit Index on Page 11

CUSIP NO. 719078-10-7



1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  London Bridge Phoenix Software, Inc. (formerly known as London Bridge Core Systems, Inc. and as London Bridge Acquisition Company, Inc.)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware



   NUMBER OF     7.   SOLE VOTING POWER            0
    SHARES
 BENEFICIALLY    8.   SHARED VOTING POWER     2,245,455.  SEE ITEMS 4, 5 AND 6.
   OWNED BY
     EACH        9.   SOLE DISPOSITIVE POWER       0
  REPORTING
   PERSON
    WITH         10.  SHARED DISPOSITIVE POWER     0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              2,245,455

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.2%

14.      TYPE OF REPORTING PERSON*
                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 11 pages
                            Exhibit Index on Page 11

         This Amendment No. 5 (this "Amendment) amends the Statement on Schedule 13D dated February 14, 2000, as amended by Amendment No. 1 on August 22, 2000, Amendment No. 2 on September 22, 2000, Amendment No. 3 on October 7, 2000 and Amendment No. 4 on October 25, 2001 (as amended, the "Schedule 13D"), and is filed by London Bridge Software Holdings plc. ("London Bridge" or the "Reporting Person") and London Bridge Phoenix Software, Inc. (formerly known as London Bridge Core Systems, Inc. and as London Bridge Acquisition Company, Inc.), a Delaware corporation and an indirect wholly owned subsidiary of London Bridge ("Sub"). This Amendment is filed with respect to the Common Stock, $.01 par value per share (the "Common Stock"), of Phoenix International Ltd., Inc., a Florida corporation (the "Company"). Capitalized terms used in the Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated in its entirety to read as follows:

         "This Schedule is filed on behalf of London Bridge and Sub. London Bridge's business address is 16th Floor London Bridge House, 25 London Bridge Street, London, England SE1 9SG. Its principal business is the development of customer relationship management software applications. London Bridge and Sub disclaim the existence of a group with any other persons or entities.

         Set forth below are the name, citizenship, business address, present principal occupation and name and address of the employer of each executive officer and director of London Bridge. Unless otherwise indicated, the business address of each such executive officer and director is 16th Floor London Bridge House, 25 London Bridge Street, London, England SE1 9SG.

Name                       Citizenship               Business Address                   Principal Occupation
----                       -----------               ----------------                   --------------------
Gordon Crawford            United Kingdom            London Bridge                      Chairman, Executive
(Chairman,                                                                              Director and Chief
Executive Director                                                                      Executive Officer of
and Chief Executive                                                                     London Bridge
Officer of London
Bridge)

Jon Lee                    United Kingdom            London Bridge                      Chief Operating
(Director,                                                                              Officer of London
Chief Operating                                                                         Bridge
Officer of London
Bridge)

E. James Reid              United Kingdom            London Bridge                      Executive Director
(Executive Director                                                                     and Finance Director
and Finance Director                                                                    of London Bridge
of London Bridge)

Chris Rowbottom            United Kingdom            London Bridge                      Managing Director of
(Director,                                                                              International Sales
Managing Director                                                                       of London Bridge
of International Sales
of London Bridge)

John C. Birkmire           United Kingdom            London Bridge                      Non-Executive
(Non-Executive                                                                          Director of London
Director of London                                                                      Bridge
Bridge)

Kenneth R. Hunt            United States             International                      President and Chief
(Non-Executive                                       Management Consultancy             Executive Officer of
Director of London                                   Ltd., Inc.                         International
Bridge)                                              P.O. Box 14291                     Management Consultancy
                                                     Greensboro, NC                     Ltd, Inc.
                                                     27415


                               Page 4 of 11 pages
                            Exhibit Index on Page 11

Paul Boughton              United Kingdom            Faircy Group plc                   Business Development
(Non-Executive                                       Station Road                       Director of Faircy
Director of London                                   Egham, Surrey, England             Group plc
Bridge)                                              TW20 9 NP

Simon J. Parsliffe         United Kingdom            London Bridge                      Secretary of London
(Secretary of                                                                           Bridge
London Bridge)

         Sub's business address is 16th Floor London Bridge House, 25 London Bridge Street, London, England, SE1 9SG. Sub was incorporated for the purpose of acquiring substantially all of the assets and certain liabilities of the Company pursuant to the Transaction (as defined below).

         Set forth below are the name, citizenship, business address, present principal occupation and name and address of the employer of each executive officer and director of Sub. Unless otherwise indicated, the business address of each such executive officer and director is 16th Floor London Bridge House, 25 London Bridge Street, London, England SE1 9SG.

Name                       Citizenship               Business Address           Principal Occupation
----                       -----------               ----------------           --------------------
Gordon Crawford            United Kingdom            London Bridge              Chairman, Executive
(Director of Sub)                                                               Director and Chief
                                                                                Executive Officer of
                                                                                London Bridge

Jon Lee                    United Kingdom            London Bridge              Chief Operating
(Director, President                                                            Officer of London
of Sub)                                                                         Bridge

E. James Reid              United Kingdom            London Bridge              Executive Director
(Director of Sub)                                                               and Finance Director
                                                                                of London Bridge

Chris Rowbottom            United Kingdom            London Bridge              Managing Director of
(Chief Executive                                                                International Sales
Officer of Sub)                                                                 of London Bridge

J. Christopher             United Kingdom            London Bridge              Senior Vice
Anderson                                                                        President, Treasurer
(Senior Vice                                                                    and Chief Financial
President, Treasurer                                                            Officer of Su
and Chief Financial
Officer of Sub)

Craig Preston              United Kingdom             London Bridge             Senior Vice
(Senior Vice                                                                    President of
President of                                                                    Finance of Sub
Finance of Sub)

Fiona Wallace              United Kingdom            London Bridge              Chief Operating
(Chief Operating                                                                Officer of Sub
Officer of Sub)


Patricia B. Todd           United States             LBSS, Inc.                 Senior Vice
(Senior Vice                                         2550 W. Tyvola Road        President and
President of Legal                                   Suite 460                  General Counsel of
Affairs and Secretary                                Charlotte, NC 28217        LBSS, Inc.
of Sub)


                               Page 5 of 11 pages
                            Exhibit Index on Page 11

Simon Parsliffe            United Kingdom            London Bridge              Secretary of
(Assistant Secretary                                                            London Bridge
of Sub)

M. Banks Neil              United States             LBSS, Inc.                 Assistant General
(Assistant Secretary                                 3550 Engineering Drive     Counsel of LBSS, Inc.
of Sub)                                              Suite 200
                                                     Norcross, GA 30092

         During the last five years, neither London Bridge nor Sub, nor, to the best knowledge of London Bridge or Sub, any of the persons listed in this Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws."


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended by deleting the second paragraph in its entirety and replacing it with the following new second paragraph:

                  "No separate consideration was paid by London Bridge or Sub in connection with the Shareholders' Agreements (as defined below). All amounts paid by London Bridge and Sub in connection with the closing of the transactions contemplated by the Purchase Agreement (as defined below) were funded from amounts available in London Bridge's cash accounts."

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety to read as follows:

                    "London Bridge acquired the Shares on February 14, 2000 for investment purposes to participate in the future financial growth of the Company. In addition, London Bridge and the Company agreed to engage in the joint marketing of certain software products.

                  On August 22, 2000 London Bridge and the Company entered into an Exclusivity Agreement (the "Exclusivity Agreement") which provided that for a period of 30 consecutive days, the Company would not, nor would it authorize or permit any of its subsidiaries or any of the directors, officers, employees, advisors or agents or any other representatives of the Company or its subsidiaries to, directly or indirectly, (a) solicit, initiate or encourage the submission of, or enter into any agreement or understanding with respect to, any acquisition proposal or (b) participate in, engage in or encourage any discussion or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to assist or facilitate any inquiries or the making of, any proposal that constitutes, or could reasonably be expected to lead to, any acquisition proposal. The Company agreed promptly to provide oral and written notice to London Bridge of (a) the receipt during the exclusivity period of any acquisition proposal or any inquiry which could reasonably be expected to lead to any acquisition proposal, (b) the material terms and conditions of such acquisition proposal or inquiry, and (c) the identity of such person making any such acquisition proposal or inquiry. The Company and London Bridge agreed to work together in good faith to execute definitive documentation with respect to a transaction as soon as the parties deemed to be reasonably practicable recognizing that time is of the essence and taking into account recent developments with the Company's financial statements.

                  In addition, the Exclusivity Agreement provided that if within six months after the date of the Exclusivity Agreement, the Company entered into any agreement relating to, or consummated, an acquisition proposal



                               Page 6 of 11 pages
                            Exhibit Index on Page 11
         with a person other than London Bridge, then immediately prior to, and as a condition of, consummation of such transaction the Company would pay to London Bridge upon demand $2.0 million.

                  On September 22, 2000 London Bridge and the Company amended the Exclusivity Agreement to extend the exclusivity period through October 8, 2000. The parties also agreed to negotiate in good faith with respect to the execution by such date of a definitive agreement providing for the acquisition of the Company by London Bridge and the extension by London Bridge to the Company of a working capital line of credit of up to $10 million for interim financing. All other terms and conditions of the Exclusivity Agreement remained unchanged by the amendment.

                  On October 3, 2000 London Bridge and the Company further amended the Exclusivity Agreement to extend the exclusivity period through October 31, 2000. All other terms and conditions of the Exclusivity Agreement remained unchanged by the amendment.

                  On October 25, 2000, Company entered into an Asset Purchase Agreement (the "Purchase Agreement") with London Bridge and Sub. Pursuant to the Purchase Agreement, the Company agreed to sell and the Purchaser agreed to buy substantially all of the assets of the Company and its subsidiaries for cash in the amount of $45,462,092 (the "Purchase Price") and the Purchaser agreed to assume certain specified liabilities of the Company and its subsidiaries (the "Transaction"). In addition, on October 27, 2000, London Bridge entered into a Loan Agreement (the "Loan Agreement") with the Company, whereby London Bridge agreed to loan to the Company up to $10,000,000 to fund the Company's working capital requirements until the closing of the transactions contemplated by the Purchase Agreement.

                  On the closing date, the Purchaser will pay to the Company cash in an amount equal to the difference between the Purchase Price (as adjusted pursuant to the Purchase Agreement) and the amounts deposited into escrow on the closing date. London Bridge will deposit into an escrow account an amount equal to (i) 25% of the Purchase Price to indemnify London Bridge for certain liabilities plus (ii) the then outstanding borrowings under the line of credit. Upon expiration of the escrow period on September 30, 2001, the Purchaser will pay to the Company out of the escrow account any additional amounts remaining in escrow that are not required to be returned to the Purchaser.

                  The completion of the Transaction is subject to various conditions, including the approval of the Purchase Agreement and the Transaction by the holders of at least 66 2/3% of the Company's outstanding Common Stock, final settlement of the pending class action litigation against the Company and the receipt of all necessary governmental and regulatory approvals. Additionally, the Purchase Agreement may be terminated by the Company or the Purchaser if the Transaction has not been completed by March 31, 2001.

                  Pursuant to the terms of the Loan Agreement, London Bridge has agreed to provide to the Company a line of credit of up to $10,000,000. The line of credit is secured by the Company's intellectual property. The Company may draw on the line of credit no more than once in any 30 day period. Each borrowing must be a minimum of $200,000 and cannot exceed $2,000,000. Interest on the line of credit is equal to the prime rate plus 1.0%. Interest and principal are payable on maturity. The maturity date of the loan is the earlier of (i) the closing of the Transaction, (ii) 90 days following an event of default under the terms of the Loan Agreement, (iii) the conversion of the outstanding amounts under the loan into Common Stock at the option of London Bridge and
         (iv) the termination of the Purchase Agreement in accordance with its terms. The Loan Agreement also contains other customary representations, warranties and covenants. If the Transaction is consummated pursuant to the Purchase Agreement, the outstanding balance under the Loan Agreement shall be repaid through an adjustment in the Purchase Price.


                               Page 7 of 11 pages
                            Exhibit Index on Page 11

                  In addition, London Bridge and the Company amended the Governance Agreement (as defined below) on October 25, 2000 (the "Amendment to the Governance Agreement") to provide that the Shares that London Bridge purchased from the Company in February 2000 will be voted by the Company in favor of the Purchase Agreement and the Transaction. Additionally, in connection with the Agreement, SAFECO Asset Management Company, SAFECO Corporation and Fleming Asset Management (collectively the "Shareholders") entered into Shareholders' Agreements dated October 25, 2000 with the Purchaser (the "Shareholders' Agreements"). Pursuant to the Shareholders' Agreements, these three firms agreed to vote an aggregate of 2,245,455 shares of the Company's Common Stock, which together equal approximately 24.2% of the outstanding Common Stock of the Company, in favor of the Purchase Agreement and the Transaction and against any competing acquisition proposal or any other sale of a material amount of assets or securities of the Company. The Shareholders' Agreements terminate upon the earlier to occur of the consummation of the transactions contemplated by the Purchase Agreement or the termination of the Purchase Agreement.

                  The Shareholders' Agreements provide that the Shareholders (i) except as consented to in writing by London Bridge, will not, directly or indirectly, sell, transfer, assign, pledge, hypothecate or otherwise dispose of or limit their right to vote in any manner any of their shares of Common Stock, or agree to do any of the foregoing, and (ii) will not take any action which would have the effect of preventing or disabling the Shareholders from performing their obligations under the Shareholders' Agreement. In addition, during the term of the Shareholders' Agreements, neither the Shareholders nor any person acting as an agent of the Shareholders or otherwise on the Shareholders' behalf shall, directly or indirectly, solicit, encourage or initiate negotiations with, or provide any information to (except as permitted under the Purchase Agreement), any corporation, partnership, person or other entity or group (other than London Bridge or an affiliate or an associate of London Bridge) concerning any sale, transfer, pledge or other disposition or conversion of their shares of Common Stock.

                  London Bridge and the Company also entered into a Reseller Agreement dated as of October 25, 2000 (the "Reseller Agreement"). Pursuant to the terms of the Reseller Agreement, the Company granted to London Bridge a non-transferable, non-exclusive license to market and support certain of the Company's software until the closing of the Transaction.

                  On February 22, 2001, the shareholders of the Company voted to approve the Purchase Agreement and the Transaction.

                  On February 23, 2001, the Company, London Bridge and Sub amended the Purchase Agreement to clarify certain non-material agreements with respect to the assets being purchased by Sub and the payment of the Purchase Price. Also on February 23, 2001, the Transaction was closed and London Bridge and Sub delivered the Purchase Price by wire transfer of $26,601,194.50 to the Company and transfers of $11,033,731.50 and $6,500,000 to the escrow agent for the indemnification escrow account and the Purchase Price adjustment escrow account, respectively.

                  London Bridge entered into the Purchase Agreement, the amendment to the Purchase Agreement, the Loan Agreement and the Reseller Agreement with the intent of acquiring substantially all of the assets and certain of the liabilities of the Company. The above descriptions of the Exclusivity Agreement (and the amendments thereto), the Purchase Agreement, the amendment to the Purchase Agreement, the Loan Agreement, the Reseller Agreement and the Amendment to the Governance Agreement and the related matters set forth in this Item are summaries, and are qualified in their entirety by reference to, the complete text of such agreements. The Exclusivity Agreement (and the amendments thereto), the Purchase Agreement, the amendment to the Purchase Agreement, the Loan Agreement, the Reseller Agreement, the Amendment to the Governance Agreement and the related press releases are attached to this Schedule 13D as Exhibits, and are incorporated herein by reference."


                               Page 8 of 11 pages
                            Exhibit Index on Page 11

ITEM 5.  MATERIAL TO BE FILED AS EXHIBITS.

*1.      Stock Purchase Agreement dated as of February 14, 2000.
*2.      Governance Agreement dated as of February 14, 2000.
*3.      Registration Rights Agreement dated as of February 14, 2000.
*4. Exclusivity Agreement, dated as of August 22, 2000, between London Bridge Software Holdings plc. and Phoenix International Ltd., Inc.
*5. Press release issued by London Bridge Software Holdings plc. on August 22, 2000.
*6. Amendment to Exclusivity Agreement dated as of September 22, 2000, between London Bridge Software Holdings plc. and Phoenix International Ltd., Inc.
*7. Amendment to Exclusivity Agreement dated as of October 7, 2000, between London Bridge Software Holdings plc. and Phoenix International Ltd., Inc.
*8. Asset Purchase Agreement dated as of October 25, 2000 among Phoenix International Ltd., Inc., London Bridge Software Holdings plc. and London Bridge Acquisition Company, Inc.
*9. Loan Agreement dated of October 27, 2000 between Phoenix International Ltd., Inc. and London Bridge Acquisition Company, Inc.
*10. Form of Shareholder's Agreement dated as of October 25, 2000 between London Bridge Acquisition Company, Inc. and certain shareholders of Phoenix International Ltd., Inc. individually
*11.     Amendment to Governance Agreement dated as of October 25, 2000
*12. Reseller Agreement dated as of October 25, 2000 between London Bridge Software Holdings plc and Phoenix International Ltd., Inc.
*13.     Press Release in the United States dated October 25, 2000
*14.     Press Release in the United Kingdom dated October 25, 2000
 15. Amendment No. 1 to the Asset Purchase Agreement dated as of February 23, 2001 among Phoenix International Ltd., Inc., London Bridge Software Holdings plc and London Bridge Phoenix Software, Inc. (formerly known as London Bridge Core Systems, Inc. and as London Bridge Acquisition Company, Inc.)
 16.     Press release dated February 23, 2001

----------------------
*  Previously filed.


                               Page 9 of 11 pages
                            Exhibit Index on Page 11

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2001

                                          LONDON BRIDGE SOFTWARE HOLDINGS PLC.

                                          By: /s/ Jon Lee
                                              --------------------------------
                                              Name: Jon Lee
                                              Title: Chief Operating Officer




                                          LONDON BRIDGE PHOENIX SOFTWARE, INC.

                                          By: /s/ Jon Lee
                                              --------------------------------
                                              Name: Jon Lee
                                              Title: President



                               Page 10 of 11 pages
                            Exhibit Index on Page 11

                                  EXHIBIT INDEX



Exhibit           Description
-------           -----------

*1.      Stock Purchase Agreement dated as of February 14, 2000.
*2.      Governance Agreement dated as of February 14, 2000.
*3.      Registration Rights Agreement dated as of February 14, 2000.
*4.      Exclusivity Agreement, dated as of August 22, 2000, between London
         Bridge Software Holdings plc. and Phoenix International Ltd., Inc.
*5.      Press release issued by London Bridge Software Holdings plc. on August
         22, 2000.
*6.      Amendment to Exclusivity Agreement dated as of September 22, 2000, between London Bridge Software Holdings plc. and Phoenix International
         Ltd., Inc.
*7.      Amendment to Exclusivity Agreement dated as of October 7, 2000, between
         London Bridge Software Holdings plc. and Phoenix International Ltd.,
         Inc.
*8.      Asset Purchase Agreement dated as of October 25, 2000 among Phoenix
         International Ltd., Inc., London Bridge Software Holdings plc. and
         London Bridge Acquisition Company, Inc.
*9.      Loan Agreement dated of October 27, 2000 between Phoenix International
         Ltd., Inc. and London Bridge Acquisition Company, Inc.
*10.     Form of Shareholder's Agreement dated as of October 25, 2000 between
         London Bridge Acquisition Company, Inc. and certain shareholders of
         Phoenix International Ltd., Inc. individually
*11.     Amendment to Governance Agreement dated as of October 25, 2000
*12.     Reseller Agreement dated as of October 25, 2000 between London Bridge
         Software Holdings plc and Phoenix International Ltd., Inc.
*13.     Press Release in the United States dated October 25, 2000
*14.     Press Release in the United Kingdom dated October 25, 2000
 15.     Amendment No. 1 to the Asset Purchase Agreement dated as of February
         23, 2001 among Phoenix International Ltd., Inc., London Bridge Software
         Holdings plc and London Bridge Phoenix Software, Inc. (formerly known as London Bridge Core Systems, Inc. and as London Bridge Acquisition
         Company, Inc.)
 16.     Press release dated February 23, 2001

------------
*  Previously filed.




                               Page 11 of 11 pages
                            Exhibit Index on Page 11